Exhibit 20.B
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                                                     Ford Motor Company
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IMMEDIATE RELEASE


Contact:     Christian Vinyard
             (313) 322-9600


          Ford Outlines One-Time Actions for Second Quarter;
         Takes Steps to Assume Control of Budget Rent a Car

     DEARBORN, Mich., July 11 -- Ford Motor Company today announced a series of separate actions concerning Associates First Capital Corporation (NYSE: AFS) and Budget Rent a Car Corporation that will result in a one-time after-tax net gain in the second quarter of $213 million and ultimately give Ford management control over the rental car company.

     David N. McCammon, vice president - Finance, reported that the recent initial public offering of 19.3 percent of The
Associates will result in a one-time after-tax gain of $650 million.

     Ford also will write down to market value loans it made to Budget in recent years along with its investment in Budget's non-voting preferred shares, resulting in a one-time after-tax charge against earnings of $437 million.

     Taken together, the two actions will produce a one-time after-tax gain of 18 cents per fully diluted share for the second quarter.

     "This is the prudent thing to do," McCammon said. "We have concluded that Ford's investment in Budget should be recognized in terms of its market valuation."

     Ford also will notify the Federal Trade Commission and the U.S. Justice Department, as provided under the Hart-Scott-Rodino
Act, that following government review, it intends to acquire the common stock in Budget Rent a Car.

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    Ford has had a relationship with Budget for more than 25
years that involves both the sale and financing of cars and trucks. In 1989, Ford acquired non-voting preferred shares in Budget.

     "The rental car business can continue to be a good one for Ford," McCammon said. "Hertz has posted record profits in each of the last three years and is clearly the industry leader. The steps we're outlining today will allow Budget to realize its full potential," he said.

     Ford purchased part of Hertz in 1987 and took complete ownership in 1994. Last year, Hertz earned $105 million after taxes. "We are pleased with our investment in Hertz," McCammon said. "It has demonstrated that maintaining our ownership position in the rental car business can be beneficial to Ford."

     In late 1995, Budget's board installed new senior management and elected Jack Frazee chairman and chief executive officer.
"Budget's new management is well on its way to achieving profitability this year," McCammon said. "We're very confident in the direction and pace of progress that is under way at Budget," he added.

     Ford purchased The Associates in 1989 for $3.35 billion. The initial public offering was completed in May and The Associates became the third largest domestic IPO in history. Today, The Associates has a market value of about $13 billion and is the largest publicly traded finance company as well as a member of the Fortune 500.

     "Obviously, Ford's acquisition of The Associates has been an outstanding investment," McCammon said.

                              # # #

July 11, 1996